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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westchester Capital Planning Inc

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 Millbrook Lane

(No. and Street)

Kerhonkson	NY	12446
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Ross	800-343-3687	mross418@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ross_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westchester Capital Planning Inc_____ , as of December 31_____ , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Michael Ross_

Title: _PResident_

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Westchester Capital Planning, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westchester Capital Planning, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Westchester Capital Planning, Inc.'s management. Our responsibility is to express an opinion on Westchester Capital Planning, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westchester Capital Planning, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Westchester Capital Planning, Inc.'s auditor since 2017.

Maitland, Florida

March 7, 2022



hab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | . *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Westchester Capital Planning, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westchester Capital Planning, Inc. as of December 31, 2021, the related statement of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westchester Capital Planning, Inc.'s management. Our responsibility is to express an opinion on Westchester Capital Planning, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westchester Capital Planning, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Westchester Capital Planning, Inc.'s financial statements. The supplemental information is the responsibility of Westchester Capital Planning, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Westchester Capital Planning, Inc.'s auditor since 2017.

Maitland, Florida

March 7, 2022



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Westchester Capital Planning, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Westchester Capital Planning, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westchester Capital Planning, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Westchester Capital Planning, Inc. stated that Westchester Capital Planning, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westchester Capital Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westchester Capital Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, P.A.

Maitland, Florida

March 7, 2022

Westchester Capital Planning, Inc.
Statements of Financial Condition for the Year
Ended December 31, 2021

ASSETS

Current Assets

Cash	$12,746
Accounts Receivable	11,823
Total Assets	24,569

LIABILITIES AND STOCKHOLDERS EQUITY

Accounts payable	294
Accrued Expenses	4,846
Total Current Liabilities	5,140

Stockholder's Equity

Common Stock - no par value, 200 shares authorized, issued, and outstanding	2,000
Additional paid in capital	18,422
Retained Earning (deficit)	(993)
Total Stockholder's Equity	19,429
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	24,569

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Income for the Year
Ended December 31, 2021

Revenues

Mutual Fund sales and distribution fees	$7,564
Insurance commissions	47,278
Total Revenue	54,842

Expenses

Officer salary	11,800
Payroll tax expenses	974
Auto expenses	31
Bank Service Charges	81
Finra fee	1,732
Office Expense	120
Legal and accounting	5,640
Rent and office services	3,240
Postage	85
Telephone	2,892
Total operating expenses	26,595
Net Income	28,247

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Cash Flows for the Year
Ended December 31, 2021

Operating activities

Net Income	$28,247
Adjustments to reconcile net income to cash provided by operating activities:	
Accounts receivable	(768)
Accounts payable	(167)
Accrued expenses	<u>346</u>
Net cash provided by Operating Activities	<u>27,658</u>

Financing Activities

Stockholder contributions	0
Stockholder distributions	<u>(27,660)</u>
Net Cash used by Financing Activities	<u>(27,660)</u>
Decrease in cash	(2)
Cash-beginning of period	12,748
Cash-end of period	<u>12,746</u>

Supplemental Disclosure of Cash Flow Information

Cash paid for

Interest	0
Taxes	0

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Stockholder's Equity
Ended December 31, 2021

	Common Stock	Additional paid in capital	Retained earning (Deficit)	Total
Balance January 1, 2021	$2,000	$18,422	$(1580)	$18,842
Net Income			28,247	28,247
Stockholder Contributions			0	0
Stockholder Distributions			(27,660)	(27,660)
Balance Dec 31, 2021	$2,000	$18,422	(993)	$19,429

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Schedule I- Statements of Net Capital for the Year
Ended December 31, 2021

Total Assets	24,569
Less: total liabilities	5,140
Net Worth	19,429
Less: non-allowable assets	(11,823)
Current capital	7,606
Less: Haircuts	0
Net Capital	7,606
Minimum net capital requirement	5,000
Excess net capital	2,606
Aggregate indebtedness	5,140
Ratio of Aggregate Indebtedness to net capital	68%

Note:
There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2021.

WESTCHESTER CAPITAL PLANNING, INC.

FINANCIAL STATEMENT NOTES

FOR YEAR ENDED

DECEMBER 31, 2021

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Westchester Capital Planning, Inc. (the Company) i a New York company and was incorporated. on June 28, 1998. The company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company became a registered broker-dealer on January 5, 1999. The Company is registered in 1 state and is engaged in the sale of mutual fund and variable annuities by subscription and application. The Company earns commissions from the sale of mutual funds and variable annuities and life insurance products.

Cash and Cash Equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2021, the Company had no uninsured cash balances.

Accounts Receivable: Accounts receivable represents commissions and insurance receivables at December 31, 2021. The Company determined all accounts receivable are collectible.

Revenue Recognition:

Revenue from contracts with customers includes commission income and fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues from mutual funds, 12b1's, and insurance commissions are recognized as revenue in the period the service is provided at the point in time . The associated service is fulfilled which is based on the trade date. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees: The company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, contingent deferred sales charge),or as a combination thereof. The company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes:

The Company is a Sub S and will not be required to recognize income tax expense. The sole shareholder of the Sub S will recognize tax provisions.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the Company for 2020, 2019, and 2018 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2021, the Company had a net capital of $ 7,606 which was $2,606 in excess of its required net capital of $5,000. The Company's net capital ratio was .68 at December 31, 2021.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption. Per Rule 15c-3-3, there were no differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

NOTE 3. COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies that would have a material impact as of December 31, 2020.

NOTE 4. RELATED PARTY

Westchester Capital Planning Inc utilizes space in a residential property owned by sole stockholder. The cost of rent, utilities (oil, electricity), and property taxes are allocated to space usage and were $3,240 for the year ending December 31, 2021.

NOTE 5. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 07, 2022, the date the financial statements were available to be issued. The company has no events and transactions occurring subsequent to the closing of the financials requiring disclosure.